Exhibit 99.1

STOCK EXCHANGE NOTICE

November 22, 2011

Moody’s downgrades Eksportfinans

The rating agency Moody’s issued a press release today, stating their downgrade of Eksportfinans ASA to Ba1 from Aa3. The rating is placed on review for further downgrade. The rating action follows the Norwegian Government’s decision made public on November 18, 2011, to assume responsibility for the government-supported export credit scheme that until now has been managed by Eksportfinans.

For more information, please refer to the press release from Moody’s, available at the following link:

http://www.moodys.com/research/Moodys-downgrades-Eksportfinans-to-Ba1-from-Aa3-on-review-for--PR_231419

Contact information:

Chairman of the Board, Geir Bergvoll, tel: +47 91 31 54 85, e-mail: geir.bergvoll@dnb.no

President and CEO, Gisele Marchand, tel: +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Communications, Elise Lindbæk, tel: +47 90 51 82 50, e-mail: el@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no